Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE MONTHS ENDED
MARCH 31, 2021

TABLE OF CONTENTS
2021 PERFORMANCE HIGHLIGHTS
ABOUT DENISON
RESULTS OF OPERATIONS
Wheeler River Uranium Project
LIQUIDITY AND CAPITAL RESOURCES
OUTLOOK FOR 2021
ADDITIONAL INFORMATION
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of May 6, 2021 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the three months ended March 31, 2021. The unaudited interim condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2020. All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (‘SEDAR’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2021 PERFORMANCE HIGHLIGHTS

■
Successful completion of equity financing to fund the Environmental Assessment (‘EA’) and Feasibility Study (‘FS’) process for the Wheeler River Uranium project (‘Wheeler River’ or the ‘Project’)

Denison completed equity financings for gross proceeds of $40.2 million (including $3.9 million from an At-the-Market (‘ATM’) offering) in the first quarter of 2021. Subject to a decision to advance to a formal FS for the high-grade Phoenix uranium deposit (‘Phoenix’), the proceeds from the offerings are expected, based on current estimates, to be sufficient to complete such FS process and the EA process.

■
Financing completed for 2021 and 2022 high potential exploration programs

The Company completed a flow-through equity financing of $8.0 million in March 2021. Proceeds of the financing will be used for eligible Canadian exploration activities in 2021 and 2022 – including the Company’s planned follow up on the discovery of high-grade uranium mineralization at the K-West target area, located approximately 4 km west of Phoenix on the Wheeler River property.

■
Funded a project financing initiative involving the strategic acquisition of physical uranium

In March 2021, Denison successfully completed a public offering for gross proceeds of $107,949,000. The majority of the net proceeds of the offering are anticipated to fund the strategic purchase of uranium concentrates (‘U3O8‘) to be held by Denison as a long-term investment, which is intended to support the potential future financing of the advancement and/or construction of Wheeler River. At March 31, 2021, the Company has committed to purchase 2.5 million pounds of U3O8 at a weighted average price of US$29.61 per pound U3O8.

■
Executed agreements with the English River First Nation

In April 2021, Denison announced that it has entered into a Participation and Funding Agreement and Letter of Intent with the English River First Nation (‘ERFN’) in connection with the advancement of the proposed in-situ recovery (‘ISR’) operation at Wheeler River. The Company also entered into an Exploration Agreement in respect of Denison’s exploration and evaluation activities within the ERFN traditional territories. These agreements reflect Denison’s desire to operate its business in a progressive and sustainable manner that respects ERFN rights and advances reconciliation with Indigenous peoples. The agreements provide ERFN with economic opportunities and other benefits, and establish a foundation for future collaboration in an authentic, cooperative, and respectful way.

■
Commenced the 2021 ISR field program at Wheeler River

During the first quarter of 2021, the Company initiated the 2021 ISR Field Program (the ‘2021 Field Program’), including the installation of a five-spot commercial scale well (‘CSW’) ISR test pattern (‘Test Pattern’) at Wheeler River. Mobilization of drilling equipment necessary to complete the large diameter drill holes was completed in early April, and all five CSWs have been successfully drilled to target depths, cased, and cemented into position. The installation of the Test Pattern is the first step in the 2021 Field Program, which is designed to support the further de-risking of the application of ISR mining at Phoenix.

■
Discovery of new high-grade uranium mineralization at McClean Lake South

New high-grade unconformity-hosted uranium mineralization was discovered during the winter 2021 exploration program completed at the Company’s 22.5% owned McClean Lake Joint Venture (‘McClean Lake’ or ‘MLJV’). Three of the final four drill holes completed by Orano Canada Inc. (‘Orano Canada’), 77.5% owner and operator of the MLJV, returned uranium mineralization at the McClean South target area, with the results highlighted by drill hole MCS-34, which returned 5.04% eU3O8 over 14.0 metres (including 14.86% eU3O8 over 3.9 metres).

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company’s flagship asset is a 90% interest in Wheeler River, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region.

MANAGEMENT’S DISCUSSION & ANALYSIS

A Pre-Feasibility study (‘PFS’) was completed for Wheeler River in late 2018, considering the potential economic merit of developing Phoenix as an ISR operation and the Gryphon deposit as a conventional underground mining operation. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the MLJV, which includes several uranium deposits and the McClean Lake uranium mill, which is contracted to process the ore from the Cigar Lake mine under a toll milling agreement (see RESULTS OF OPERATIONS below for more details), plus a 25.17% interest in the Midwest deposits and a 66.90% interest in the THT (formerly J Zone) and Huskie deposits on the Waterbury Lake property. The Midwest, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. In addition, Denison has an extensive portfolio of 280,000 hectares of exploration ground in the Athabasca Basin region.

Denison is engaged in mine decommissioning and environmental services through its Closed Mines group, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (‘UPC’), a publicly traded company listed on the TSX under the symbol ‘U’, which invests in uranium oxide in concentrates (‘U3O8’) and uranium hexafluoride (‘UF6’). See SUBSEQUENT EVENTS below for further details.

SELECTED ANNUAL FINANCIAL INFORMATION
(in thousands)	As at March 31, 2021	As at December 31, 2020

Financial Position:
Cash and cash equivalents	$172,757	$24,992

Working capital(1)	$180,589	$37,571
Property, plant and equipment	$256,983	$256,870
Total assets	$467,934	$320,690
Total long-term liabilities(2)	$96,226	$81,565

(1)
At March 31, 2021, the Company’s working capital includes $16,286,000 in portfolio investments and $3,898,000 in a non-cash deferred revenue liability (December 31, 2020 – $16,657,000 in portfolio investments, and $3,478,000 of non-cash deferred revenue).
(2)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, share purchase warrant liabilities and deferred income tax liabilities.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2021	2020	2020	2020
(in thousands, except for per share amounts)	Q1	Q4	Q3	Q2

Total revenues	$2,496	$4,094	$2,743	$2,926
Net loss	$(8,884)	$(3,095)	$(5,482)	$(1,043)
Basic and diluted loss per share	$(0.01)	$(0.00)	$(0.01)	$(0.00)

	2020	2019	2019	2019
(in thousands, except for per share amounts)	Q1	Q4	Q3	Q2

Total revenues	$4,660	$3,956	$3,478	$4,139
Net loss	$(6,663)	$(1,498)	$(6,424)	$(4,884)
Basic and diluted loss per share	$(0.01)	$(0.00)	$(0.01)	$(0.01)

MANAGEMENT’S DISCUSSION & ANALYSIS

Significant items causing variations in quarterly results

●
The Company’s toll milling revenues fluctuate due to the timing of uranium processing at the McClean Lake mill as well as changes to the estimated mineral resources of the Cigar Lake mine. Toll milling at McClean Lake was suspended during Q2 and Q3 of 2020 and again during Q1 of 2021 due to the suspension of mining at the Cigar Lake mine as a result of the COVID-19 pandemic (‘COVID-19’). See RESULTS OF OPERATIONS below for further details.
●
Revenues from the Closed Mines group fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
●
Operating expenses fluctuate due to the timing of projects at both the MLJV and the Closed Mines group, which vary throughout the year in the normal course of business.
●
Exploration expenses are generally largest in the first and third quarters, due to the timing of the winter and summer exploration programs in Saskatchewan.
●
The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities, as discussed below where applicable.

RESULTS OF OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is contracted to process ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada with a 77.5% interest and Denison with a 22.5% interest.

In February 2017, Denison closed an arrangement with Anglo Pacific Group PLC (‘APG’) and one of its wholly owned subsidiaries (the ‘APG Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The APG Arrangement consists of certain contractual obligations of Denison to forward to APG the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such, the upfront payment was accounted for as deferred revenue.

In response to the COVID-19 pandemic, the CLJV temporarily suspended production at the Cigar Lake mine from the end of March 2020 until September 2020, and then again from the end of December 2020 until April 2021. The MLJV temporarily suspended operations at the mill for the duration of the CLJV shutdowns. As noted above, Denison sold the toll milling revenue to be earned from the processing of the Cigar Lake ore pursuant to the APG Arrangement. While the temporary suspension of operations at the McClean Lake mill has resulted in a decrease in revenue recognized by Denison, the impact is non-cash and is limited to a reduction in the drawdown of the Company’s deferred revenue balance.

During the three months ended March 31, 2021, as a result of the CLJV temporary shutdown, the McClean Lake mill processed nil pounds U3O8 for the CLJV (March 31, 2020 – 4.2 million pounds U3O8) and recorded toll milling revenue of $137,000 (March 31, 2020 – $963,000). The decrease in toll milling revenue in the current quarter, as compared to the prior year, is predominantly due to the temporary shutdown of the mill, slightly offset by a $137,000 non-cash cumulative accounting adjustment related to the Cigar Lake mineral resource estimate update published in the first quarter of 2021.

During the three months ended March 31, 2021, the Company also recorded accounting accretion expense of $754,000 on the toll milling deferred revenue balance (March 31, 2020 – $782,000). The annual accretion expense will decrease over the life of the contract as the deferred revenue liability decreases over time.

Mineral Sales

Mineral sales revenue for the three months ended March 31, 2021 was $nil (March 31, 2020 - $852,000 from the sale of 26,004 pounds U3O8 from inventory at an average price of $32.76 per pound).

Closed Mine Services

Mine decommissioning and environmental services are provided through Denison’s Closed Mines group, which has provided long-term care and maintenance for closed mine sites since 1997. With offices in Ontario, the Yukon Territory and Quebec, the Closed Mines group manages Denison’s Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to various customers.

MANAGEMENT’S DISCUSSION & ANALYSIS

Revenue from Closed Mines services during the three months ended March 31, 2021 was $1,744,000 (March 31, 2020 - $2,028,000). The decrease in revenue in the first quarter of 2021, as compared to 2020, was due to a decrease in activity at certain care and maintenance sites and one customer contract that was not renewed for 2021.

Management Services Agreement with UPC

Denison provides general administrative and management services to UPC. Management fees and commissions earned by Denison provide a source of cash flow to partly offset corporate administrative expenditures incurred by the Company during the year. See SUBSEQUENT EVENTS for further details.

During the three months ended March 31, 2021, revenue from the Company’s management contract with UPC was $615,000 (March 31, 2020 - $817,000). The decrease in revenues during the first quarter of 2021, compared to the prior year, is predominantly due to a decrease in discretionary fees and commission-based fees, offset by a slight increase in management fees earned based on UPC’s monthly net asset value (‘NAV’). Discretionary management fees are awarded to Denison for non-routine activities performed by the Company. During the three months ended March 31, 2021, the Company earned discretionary management fees of $140,000, compared to a discretionary fee of $300,000 during the first quarter of 2020. Denison earns a 1% commission on the gross value of UPC’s uranium purchases and sales. The decrease in commission-based management fees during the first quarter of 2021 was due to a decrease in uranium purchase and sales transactions, as compared to the prior year.

OPERATING EXPENSES

Mining

Operating expenses of the mining segment include depreciation and development costs, as well as cost of sales related to the sale of uranium.

Operating expenses in the three months ended March 31, 2021 were $295,000 (March 31, 2020 – $1,605,000). In the first quarter of 2021, the mill was temporarily shut and did not process any ore from the CLJV (March 31, 2020 – 4.2 million pounds U3O8 processed for the CLJV). Accordingly, operating expenses in the first quarter of 2021 included $nil depreciation of the McClean Lake mill (March 31, 2020 - $736,000).

In the three months ended March 31, 2021, operating expenses also included development and other operating costs related to the MLJV of $295,000 (March 31, 2020 – $869,000), including $180,000 in costs related to the advancement of the Surface Access Borehole Resource Extraction (‘SABRE’) mining technology, as part of a multi-year test mining program operated by Orano Canada within the MLJV.

Closed Mine Services

Operating expenses during the three months ended March 31, 2021 totaled $1,593,000 (March 31, 2020 - $1,715,000). The expenses relate primarily to care and maintenance services provided to clients, and include labour and other costs. The decrease in operating expenses in the current period, as compared to the prior year, is predominantly due to a reduction in activity at certain care and maintenance sites

MINERAL PROPERTY EVALUATION

During the first quarter of 2021, Denison’s share of evaluation expenditures was $2,761,000 (March 31, 2020 –$1,491,000). The increase in evaluation expenditures, compared to the prior period, was due to an increase in Wheeler River evaluation activities, including the commencement of the 2021 Field Program.

The following table summarize the evaluation activities completed during the first quarter of 2021 and up until the end of April 2021.

PROJECT EVALUATION ACTIVITIES
Property	Denison’s ownership(1)	Evaluation drilling(2)	Other activities
Wheeler River	90%	2,048.8 metres (5 CSWs)	ISR Field Testing, Engineering, Metallurgical testing, Environmental and Sustainability activities

Notes:
(1) The Company’s ownership interest as at March 31, 2021.
(2) CSW evaluation drilling includes mud-rotary drilling of new large-diameter holes for the purposes of further evaluation of the ISR mining conditions at Phoenix. Amounts include total evaluation metres drilled and total number of holes completed.

MANAGEMENT’S DISCUSSION & ANALYSIS

Wheeler River Uranium Project

A PFS was completed for Wheeler River in late 2018, considering the potential economic merit of developing the Phoenix deposit as an ISR operation and the Gryphon deposit as a conventional underground mining operation.

Further details regarding Wheeler River, including the estimated mineral reserves and resources, are provided in the Technical Report for the Wheeler River project titled ‘Pre-feasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada’ with an effective date of September 24, 2018 (‘PFS Technical Report’). A copy of the PFS Technical Report is available on Denison’s website and under its profile on each of SEDAR and EDGAR.

Given the social, financial and market disruptions in early 2020, Denison temporarily suspended certain activities at Wheeler River, including the EA program, which is on the critical path to achieving the project development schedule outlined in the PFS. The Company is not currently able to estimate the impact to the project development schedule outlined in the PFS, and users are cautioned that the estimates provided therein regarding the start of pre-production activities in 2021 and first production in 2024 should not be relied upon.

The location of the Wheeler River property, as well as the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

Evaluation Program

During the first quarter of 2021, Denison’s share of evaluation costs at Wheeler River was $2,678,000 (March 31, 2020 – $1,437,000).

MANAGEMENT’S DISCUSSION & ANALYSIS

Engineering Activities

2021 Field Program:

The 2021 ISR Field Program commenced in the first quarter and is expected to involve the following key components:

●
Installation of a 5-spot Test Pattern: The Test Pattern will be located in the planned first mining area (‘Phase 1’) of the Phoenix deposit and consists of five new CSWs. The Test Pattern has been designed to facilitate the further evaluation of the ISR mining conditions at Phoenix – for incorporation into detailed mine planning expected to be included as part of the completion of a future FS for the Project;

●
Installation of 11 additional monitoring wells (‘MWs’): Eleven additional small-diameter MWs are planned to be installed in the Phase 1 area and are designed to surround the Test Pattern on all sides and above the ore zone horizon in order to facilitate detailed monitoring of pressure changes and observations of fluid flow patterns during active hydrogeological tests. Certain monitoring wells will also allow for water quality sampling over the duration of test work;

●
Extensive Hydrogeologic Testing: Approximately twenty-five hydrogeologic tests are planned to be completed during the 2021 Field Program. Tests are expected to first evaluate baseline conditions and the effectiveness of permeability enhancement tools deployed on an individual well basis, and are then expected to progress to assessing the Test Pattern’s total permeability on a full-scale basis. Tracer tests are also expected to be conducted on the full Test Pattern to establish breakthrough times for each CSW and confirm sub-surface pathways. These tests are expected to provide a more complete understanding of the hydrogeologic characteristics expected throughout Phase 1 in order to support the permitting and design of a lixiviant test, utilizing the existing Test Pattern, planned for 2022.

During the first quarter, 2021 Field Program activities related to site preparation, mobilization of drill crews, the commencement of CSW drilling, and the initiation of additional permeameter analysis.

●
Site Preparation at Wheeler River

In early March, Denison mobilized excavation equipment to the Wheeler River site in order to:

o
Open the access road to the Wheeler River camp and access to the Phoenix deposit;
o
Widen the access road where necessary to allow the mobilization of the large-sized mud/rotary drill;
o
Clear snow from the planned Test Pattern and dig collection pits for cuttings; and
o
Expand certain camp facilities to accommodate larger drill crews and support COVID-19 physical distancing and isolation protocols.

●
Mobilization of Drill Crews and Commencement of Drilling of CSWs

Drill crews mobilized to site in late March 2021 and made excellent progress advancing the installation of the five-spot Test Pattern, which continued into the start of the second quarter. Collaring of the CSWs was completed in March and the five planned CSWs were successfully drilled to target depths, cased and cemented into position by the end of April. The installation of the Test Pattern is the first step in an ambitious 2021 ISR Field Program, designed to support the further de-risking of the application of the ISR mining method at Phoenix.

●
Permeameter Analysis

Permeameter analysis of additional areas within Phoenix resumed in the first quarter of 2021 to refine the understanding of the mineralized hydrogeologic horizons.

Metallurgical Testing

Metallurgical test work continued in the first quarter of 2021 with SRC Laboratories in Saskatoon (‘SRC’).

●
Column Leach Tests:

The main purpose of the column leach tests is to produce uranium bearing solution (‘UBS’) for bench scale tests of unit operations simulating the plant flowsheet. A secondary purpose for the column Leach Test is to assess sensitivity of the leaching rate.

MANAGEMENT’S DISCUSSION & ANALYSIS

Due to the high-grade nature of the testing material, a special “shielded room” was constructed at SRC to hold the column apparatus. The Company plans to complete three column leach tests in 2021, with the first large diameter column leach tests commencing during the quarter.

●
Core Leach Tests:

The core leach tests are specialized leach tests involving the testing of intact mineralized core samples, representative of the in-situ conditions at Phoenix, to evaluate uranium recovery specifically for the ISR mining method.

In late 2020, core leach testing resumed and it continued throughout the first quarter of 2021.

Environmental and Sustainability Activities

EA Activities

Technical studies related to the hydrogeological model continued in the first quarter of 2021, with the Denison technical team validating the assumptions in the model provided by the Company’s consultant to ensure that the model is aligned with Denison’s current mining strategy and decommissioning plans.

In addition, progression on the EA methodology and the integration of Indigenous Knowledge (‘IK’) within the Company’s draft Environmental Impact Statement (‘EIS’) document also continued in first quarter, with significant emphasis placed on determining how IK and engagement records will be included throughout the EIS by the various discipline leads.  This method of integration represents a uniquely progressive approach for an EIS in relation to a Saskatchewan based uranium mining project.

Community Engagement Activities

During the first quarter of 2021, engagement activities related to the EA process progressed significantly, with various groups of interested parties – including (1) well attended virtual meetings with several local municipalities in northern Saskatchewan to discuss the Wheeler River project and ISR mining and (2) the execution of agreements with the ERFN.

ERFN is located about 500 km north of Saskatoon in Treaty 10, with a main settlement at Patuanak, alongside the Churchill River. ERFN has seven different reserves: Porter Island, Cree Lake, Elak Dase, Knee Lake, Dipper Rapids, Wapachewunak and La Plonge, and is a multilingual community with various combinations of Dene, Cree, Michif, English and French spoken by over 1,400 members.

Denison signed a Participation and Funding Agreement and Letter of Intent with ERFN, which outline a mutually agreeable framework and applicable funding arrangement to facilitate ERFN’s participation and engagement in the EA process for Wheeler River. Denison and ERFN also signed an Exploration Agreement, which establishes a framework for a cooperative and mutually beneficial relationship between Denison and ERFN whereby the Company’s exploration and evaluation activities are consented to by ERFN and Denison agrees to support ERFN's interests in relation to community development and benefits, environmental protection and monitoring, as well as sustainable and predictable consultation and engagement processes.

MINERAL PROPERTY EXPLORATION

During the first quarter of 2021, Denison’s share of exploration expenditures was $1,348,000, (March 31, 2020 –$1,700,000). The decrease in exploration expenditures compared to the prior year was due to decrease in winter exploration activities.

Exploration spending in the Athabasca Basin is generally seasonal in nature, with spending typically higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October).

The following table summarize the exploration activities completed during the first quarter of 2021. The exploration drilling relates to the winter drilling programs at three of the Company’s non-operated properties.

MANAGEMENT’S DISCUSSION & ANALYSIS

EXPLORATION & EVALUATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)(1)	Other activities
Ford Lake	100.00%	-	Geophysical Survey
McClean Lake	22.50%	4,083.0 (15 holes)	-
Midwest	25.17%	2,669.0 (8 holes)	Geophysical Survey
Waterfound	12.32%(2)	-	Geophysical Survey
Wolly	21.89%(3)	2,118.5 (11 holes)	-

Total		8,870.5 (34 holes)

(1)
The Company reports total exploration metres drilled and the number of holes that were successfully completed to their target depth.
(2)
Represents Denison’s ownership position at December 31, 2020. Denison has elected not to funds its 12.32% share of the 2021 exploration program implemented by the operator, Orano Canada. Accordingly, Denison’s ownership share will decrease.
(3)
Represents Denison’s ownership position at December 31, 2020. Denison has elected not to funds its 21.89% share of the 2021 exploration program implemented by the operator, Orano Canada. Accordingly, Denison’s ownership share will decrease.

The Company’s land position in the Athabasca Basin, as of March 31, 2021, is illustrated in the figure below. The Company’s Athabasca land package increased during the first quarter of 2021 from 268,725 hectares (204 claims) to 280,107 hectares (207 claims) due to staking of three additional claims bordering the Company’s Johnston Lake property.

Wheeler River Exploration

Denison’s share of exploration costs at Wheeler River was $260,000 during the quarter ended March 31, 2021 (March 31, 2020 – $206,000), which includes a portion of camp set-up and stand-by costs incurred in the quarter.

MANAGEMENT’S DISCUSSION & ANALYSIS

Exploration field work at Wheeler River is planned to begin in the third quarter of 2021. During the three months ended March 31, 2020, exploration work related to Wheeler River included desktop analysis and interpretation of the results of the 2020 exploration program and the initiation of detailed planning of a 2021 exploration drilling program. – which is expected to include an estimated 7,500 metres in approximately 12 to 15 drill holes. The program is likely to be focused at the K West and M Zone target areas, where additional exploration drilling is required to follow up on mineralization encountered in each of these areas from the 2020 exploration drilling program.

Exploration Pipeline Properties

During the first quarter, five exploration field programs were carried out at Denison’s pipeline properties (one operated by Denison) and Denison’s share of exploration costs for these properties was $850,000 during the three months ended March 31, 2021 (March 31, 2020 - $1,307,000).

Additionally, numerous desk-top reviews were completed to prioritize properties for potential future exploration. The Company continues to review, prioritize and rationalize its Athabasca Basin exploration portfolio with the objective of continuing to explore its highest priority projects, with the potential to deliver significant and meaningful new discoveries.

Ford Lake

During the first quarter of 2021, a Small Moving Loop EM survey was initiated on the Company’s Ford Lake property to resolve a complex, multiple conductor trend and to generate targets for future drill testing on the project. The survey was in progress at the end of the first quarter, with 5 of 6 survey lines completed, and was completed subsequent to quarter end.

McClean Lake

The McClean Lake property is operated by Orano Canada and is host to the McClean mill and several unmined uranium deposits, including Caribou, Sue D, Sue E (partially mined out) and the McClean North and South pods. A diamond drilling program consisting of 15 drill holes totaling 4,083 metres was recently completed at McClean Lake.

The 2021 exploration program was designed to test for the potential expansion of previously discovered mineralization in the McClean South 8W and 8E pods, as well as to test for new mineralization in the surrounding area. Three of the final four drill holes completed by Orano Canada returned uranium mineralization at the McClean South target area, with the results highlighted by drill hole MCS-34, which returned 5.04% eU3O8 over 14.0 metres (including 14.86% eU3O8 over 3.9 metres). For more information regarding the use of radiometric equivalent grades and sampling procedures at McClean Lake, see Denison’s press release dated April 14, 2021. Assay results for the 2021 program are pending.

Midwest

The Midwest property is operated by Orano Canada and is host to the high-grade Midwest Main and Midwest A uranium deposits which lie along strike and within six kilometres of the THT and Huskie deposits on Denison’s 66.90% owned Waterbury Lake project. The Midwest and Waterbury deposits are all located in close proximity to existing uranium mining and milling infrastructure – including provincial highways, powerlines, and Denison’s 22.5% owned McClean Lake mill.

The 2021 Midwest exploration program consisted of 2,669 metres of diamond drilling in 8 holes completed over four different target areas: The Camille Zone (4 holes), Midwest Main (1 hole), the Dam Zone (1), and the Points North Zone (2). Elevated radioactivity and alteration indicative of a potentially mineralizing system were identified from drilling in each of these areas. Assay results for the 2021 program are pending.

In addition to the completed diamond drilling, 7.75 km of ML-TEM data was collected from four survey lines at the Points North Zone (2 lines), the Dam Zone (1 line), and the Simon Zone (1 line).

Waterfound

The Waterfound River project is operated by Orano Canada. A total of 30.5 km of moving-loop transient electromagnetic (ML-TEM) data was collected over the northeastern portion of the D-1 and E-2 conductors. Modelling and interpretation of the 2021 ML-TEM data is expected to be completed in the second quarter of 2021.

MANAGEMENT’S DISCUSSION & ANALYSIS

Wolly

The Wolly project is operated by Orano Canada. The 2021 Wolly exploration program consisted of 2,118.5 metres of diamond drilling in 11 completed drill holes. Drilling was focused on three areas: Top Creek, Moonlight, and Geneva. Elevated radioactivity and alteration indicative of a potentially mineralizing system were encountered in all three areas. Assay results for the 2021 program are pending.

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $2,625,000 during the three months ended March 31, 2021 (March 31, 2020 - $2,188,000). These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses during the first quarter of 2021 was predominantly driven by an increase in the expense recognized for bonuses.

In order to preserve cash in early 2020, the Company settled 2019 bonuses for the executive team and the majority of staff with a grant of restricted share units (‘RSUs’). The cost of RSUs is expensed over the three-year vesting period of the units, whereas cash bonuses, by comparison, are fully expensed at the time of approval. During 2021, the 2020 bonuses awarded to staff and executives were paid in cash resulting in a change in the timing of the recognition of the expense.

The increase in bonus expense was partially offset by a decrease in legal costs during the first quarter of 2021. Legal costs in 2020 were related to arbitration proceedings between the Company and a third party.

OTHER INCOME AND EXPENSES

During the three months ended March 31, 2021, the Company recognized a loss of $2,041,000 in other income/expense (March 31, 2020 – loss of $3,192,000). The loss in the current period is predominantly due to a fair value loss adjustment and issuance costs related to the share purchase warrants issued by the Company during the first quarter of 2021.

In February and March 2021, Denison issued units which were comprised of one common share and one half of a common share purchase warrant Each full warrant entitles the holder to acquire one common share of the Company at a pre-determined exercise price for 24 months after issuance. The exercise prices for the share purchase warrants are denominated in US dollars, which differs from Company’s Canadian dollar functional currency, and therefore they are classified as a non-cash derivative liability, rather than equity, on the Company’s statement of financial position.

At the date of issuance of the units, the gross proceeds of each offering were allocated between the common shares and the common share purchase warrants issued using the relative fair value basis approach, and the amount related to the warrants was recorded as a non-current derivative liability. At each period end until the common share purchase warrants are exercised or expire, the warrants are revalued with the revaluation gains or losses recorded in other income and expense. The fair value of the warrants will fluctuate based on changes in the valuation model inputs, including the value of the Company’s shares and the US dollar to Canadian dollar exchange rate.

During the current quarter, the Company recorded a $1,564,000 fair value loss on the share purchase warrants. As noted above, on initial recognition, the warrants were valued using the relative fair value basis approach, which allocates value to the issued warrants and shares based on the relative fair value of the two instruments. On the date of issuance the fair value of the individual instruments exceeded the unit price of the offering, and therefore this allocation resulted in the warrants being recognized at an amount that was less than their actual fair value. The fair value loss of $1,564,000 was predominantly to recognize the change from the amount allocated using the relative fair value approach to the actual fair value at March 31, 2021. During the quarter, the Company also incurred share purchase warrant issue expenses of $789,000, which represents a relative allocation of the unit issue expenses incurred.

During the first quarter of 2021, the Company also recognized a loss on investments carried at fair value of $91,000. Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at end of the quarter. During the comparative quarter ended March 31, 2020, the loss in other expense was predominantly due to losses on investments carried at fair value of $2,950,000.

MANAGEMENT’S DISCUSSION & ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $172,757,000 at March 31, 2021 (December 31, 2020 – $24,992,000).

The increase in cash and cash equivalents, during the first quarter of 2021, of $147,765,000 was due to net cash provided by financing activities of $150,180,000, slightly offset by net cash used in operations of $1,983,000, and net cash used in investing activities of $871,000.

Cashflow changes

Net cash used in operating activities of $1,983,000 was predominantly due to the net loss for the period, adjusted for non-cash items and changes in working capital items.

Net cash used in investing activities of $871,000 consists primarily of an increase in restricted cash due to the Company’s funding the Elliot Lake reclamation trust fund, as well as an increase in property plant & equipment, mainly due to an expansion of the accommodation facilities at the Wheeler River camp.

Net cash provided by financing activities of $150,180,000 due to the net proceeds from the Company’s ATM program, February 2021 unit offering, March flow-through share offering, March 2021 unit offering, as well as stock option exercises. See below for further details regarding these transactions.

On June 2, 2020, the Company filed a short form base shelf prospectus (‘2020 Shelf Prospectus’) with the securities regulatory authorities in each of the provinces and territories in Canada and in the United States. Under the 2020 Shelf Prospectus, the Company was allowed to issue securities, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale and as set forth in the 2020 Shelf Prospectus, for an aggregate offering amount of up to $175,000,000 during the 25 month period beginning on June 2, 2020.

In November 2020, Denison entered into an equity distribution agreement providing for an ATM equity offering program, qualified by a prospectus supplement to the 2020 Shelf Prospectus. The ATM was to allow Denison, through its agents, to, from time to time, offer and sell, in Canada and the United States, such number of common shares as would have an aggregate offering price of up to USD$20,000,000. In January and February 2021, Denison issued 4,230,186 common shares under the ATM program, at an average price of $0.93 per share, for aggregate gross proceeds of $3,914,000, and incurred issue expenses of $466,000, including purchase commissions of $78,000. The ATM program was terminated in connection with the March 2021 unit offering (described below).

In February 2021, Denison issued 31,593,950 units, pursuant to a public offering of units qualified by a prospectus supplement to the 2020 Base Shelf Prospectus. The units were issued at a price of US$0.91 for gross proceeds of $36,265,000 (US$28,750,000) and consisted of one common share and one half warrant. Each full warrant entitles the holder to acquire one common share of the Company at an exercise price of US$2.00 over a 24 month period.

In March 2021, Denison issued 78,430,000 units of the Company pursuant to a public offering of units qualified by a prospectus supplement to the 2020 Base Shelf Prospectus. The units were issued at a price of US$1.10 for gross proceeds of $107,949,000 (US$86,273,000) and consisted of one common share and one half warrant. Each full warrant entitles the holder to acquire one common share of the Company at an exercise price of US$2.25 over a 24 month period.

In March 2021, Denison issued 5,926,000 common shares on a flow-through basis at a price of $1.35 for gross proceeds of $8,000,000.

Also during the first quarter of 2021, the Company received share issue proceeds of $3,711,000 related to the issuance of 5,016,000 shares upon the exercise of employee stock options.

Use of Proceeds

2020 Flow Through Financing

As at March 31, 2021, the Company has fulfilled its obligation to spend $930,000 on eligible Canadian exploration expenditures as a result of the issuance of common shares on a flow-through basis in December 2020.

October 2020 Equity Financing

As disclosed in the Company’s Prospectus Supplement to the 2020 Base Shelf Prospectus (‘October 2020 Prospectus Supplement’) dated October 8, 2020, the net proceeds of the October 2020 Offering will be utilized to fund Wheeler River evaluation and EA activities as well as general, corporate and administrative expenses. During the period between the close of the financing in October 2020 and March 31, 2021, the Company’s use of proceeds has been in line with that disclosed in the October 2020 Prospectus Supplement.

MANAGEMENT’S DISCUSSION & ANALYSIS

February 2021 Unit Financing

As disclosed in the Company’s Prospectus Supplement to the 2020 Base Shelf Prospectus (‘February 2021 Prospectus Supplement’) dated February 16, 2021, the net proceeds of the February 2021 Offering will be utilized to fund Wheeler River evaluation and detailed project engineering activities as well as general, corporate and administrative expenses. During the period between the close of the financing in February 2021 and March 31, 2021, the Company’s use of proceeds has been in line with that disclosed in the February 2021 Prospectus Supplement.

March 2021 Unit Financing

As disclosed in the Company’s Prospectus Supplement to the 2020 Base Shelf Prospectus (‘March 2021 Prospectus Supplement’) dated March 17, 2021, the majority of the net proceeds of the March 2021 Offering will be utilized to purchase physical uranium as well as general, corporate and administrative expenses, including storage costs for the purchased uranium. During the period between the close of the financing in March 2021 and March 31, 2021, the Company’s use of proceeds has been in line with that disclosed in the March 2021 Prospectus Supplement, and as at March 31, 2021 the Company has committed to purchases of 2,500,000 pounds of U3O8 at a weighted average price of US$29.61.

2021 Flow Through Financing

As at March 31, 2021, the Company has spent $79,000 toward its obligation to spend $8,000,000 on eligible Canadian exploration expenditures under the flow-through share financing completed in March 2021. The Company is on track to complete the required spending before December 31, 2022.

Revolving Term Credit Facility

On January 14, 2021, the Company entered into an agreement with the Bank of Nova Scotia (‘BNS’) to extend the maturity date of the Company’s credit facility to January 31, 2022 (‘2021 Credit Facility’). Under the 2021 Credit Facility, the Company continues to have access to letters of credit of up to $24,000,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the credit facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged by the amendment – including a requirement to provide $9,000,000 in cash collateral on deposit with BNS to maintain the 2021 Credit Facility.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company’s current management services agreement with UPC (‘MSA’) has a term of five years (the ‘Term’), expiring on March 31, 2024. Under the MSA, Denison receives the following management fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The MSA may be terminated during the Term by Denison upon the provision of 180 days written notice. The MSA may be terminated during the Term by UPC (i) in the event of a material breach, (ii) within 90 days of certain events surrounding a change of both of the individuals serving as Chief Executive Officer and Chief Financial Officer of UPC, and / or a change of control of Denison, or (iii) upon the provision of 30 days written notice and, subject to certain exceptions, a cash payment to Denison of an amount equal to the base and variable management fees that would otherwise be payable to Denison (calculated based on UPC’s current uranium holdings at the time of termination) for the lesser period of a) three years, or b) the remaining term of the MSA.

See SUBSEQUENT EVENTS for further details.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following amounts were earned from UPC for the periods ended:

	Three Months Ended
	March 31,	March 31,
(in thousands)	2021	2020

Management Fee Revenue
Base and variable fees	$475	$463
Commission fees	-	54
Discretionary fees	140	300
	$615	$817

At March 31, 2021, accounts receivable includes $340,000 (December 31, 2020 – $265,000) due from UPC with respect to the fees and transactions discussed above.

Korea Electric Power Corporation (‘KEPCO’) and Korea Hydro & Nuclear Power (‘KHNP’)

As at March 31, 2021, KHNP, through its subsidiaries, holds 58,284,000 shares of Denison representing a share interest of approximately 7.24%. KHNP Canada Energy Ltd., a subsidiary of KEPCO’s subsidiary KHNP, is the holder of the majority of Denison’s shares and is also the majority member of KWULP. KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (‘WLUC’) and Waterbury Lake Uranium Limited Partnership (‘WLULP’), entities whose key asset is the Waterbury Lake property.

Other

All services and transactions with the related parties listed below were made on terms equivalent to those that prevail with arm’s length transactions:

●
During the three months ended March 31, 2021, the Company incurred investor relations, administrative service fees and certain pass-through expenses of $20,000 (March 31, 2019 – $21,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At March 31, 2021, an amount of $5,000 (December 31, 2020 – $nil) was due to this company.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended
	March 31,	March 31,
(in thousands)	2021	2020

Salaries and short-term employee benefits	$(1,043)		$(584)
Share-based compensation	(320)		(430)
	$(1,363)		$(1,014)

The increase in the compensation awarded to key management is predominantly driven by an increase in the expense recognized for bonuses, as discussed in more detail in General and Administrative Expenses, above.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

MANAGEMENT’S DISCUSSION & ANALYSIS

SUBSEQUENT EVENTS

Uranium Participation Corporation

On April 27, 2021, UPC and Sprott Asset Management LP (‘Sprott’) reached an agreement to convert UPC into the Sprott Physical Uranium Trust (the ‘Trust’) – effectively aligning UPC’s business with the world’s leading physical commodity investment vehicles and making it eligible to pursue a listing in the United States (the ‘UPC Transaction’). Upon completion of the UPC Transaction, Sprott will become the manager of the Trust and the MSA will be terminated. Denison estimates the termination payment due from UPC will be approximately $5.3 million. The actual termination payment may differ, as it will be based on UPC’s NAV as of the month-end immediately prior to the date of a formal notice of termination to Denison by UPC in accordance with the MSA.

Offer to Acquire JCU (Canada) Exploration Company, Limited (‘JCU’)

On May 4, 2021, Denison announced that it has delivered a binding offer to Overseas Uranium Resources Development Co., Ltd. (‘OURD’) to acquire 100% ownership of OURD’s wholly-owned subsidiary, JCU. JCU holds a portfolio of uranium project joint venture interests in Canada, including a 10% interest in Denison’s 90% owned Wheeler River project.

The offer includes the following key features: (a) consideration including cash payments of up to $40.5 million and the assumption of JCU’s existing liabilities, including any outstanding liabilities owed to Japan Atomic Energy Agency; (b) binding subject to definitive documentation, regulatory approvals (if required) and the termination of OURD’s existing definitive purchase agreement with UEX Corporation in accordance with its terms; (c) no conditions for due diligence on the assets of JCU, or obtaining the necessary financing to fund the purchase price; and (d) a commitment to OURD that JCU will be maintained as a corporate subsidiary in order for JCU to meet its joint venture commitments.

OUTSTANDING SHARE DATA

Common Shares

At May 6, 2021, there were 804,905,431 common shares issued and outstanding and a total of 880,976,406 common shares on a fully-diluted basis.

Stock Options and Share Units

At May 6, 2021, the Company had 12,816,995 stock options and 8,232,005 share units outstanding,

Share Purchase Warrants

At May 6, 2021, the Company had 15,796,975 share purchase warrants with a US$2.00 strike price and a February 2023 expiry, and 39,215,000 share purchase warrants with a US$2.25 strike price and a March 2023 expiry.

OUTLOOK FOR 2021

Refer to the Company’s annual MD&A for the year ended December 31, 2020 for a detailed discussion of the previously disclosed 2021 budget.

During the first quarter of 2021, the Company increased its outlook for income from UPC management services by $4,103,000. The increase is related to the estimated termination payment that the Company will receive upon the completion of the UPC Transaction (See SUBSEQUENT EVENTS for further details) offset by a reduction in the management fees that the Company expects to earn in the normal course in 2021 due to the contract being terminated mid-year.

In addition, during the first quarter of 2021 the Company increased its outlook for corporate administration and other expenses by $1,410,000. The increase was driven by several factors including (i) the addition of carrying charges related to Denison’s strategic initiative to acquire 2.5 million pounds of U3O8, (ii) an increase in employee bonus and salary costs as discussed in GENERAL AND ADMINISTRATIVE EXPENSES above, (iii) an increase in director compensation; offset by (iv) an increase in interest income due to the equity financings that took place in the quarter.

The U3O8 carrying charge payments are currently estimated at $789,000 and include commissions, storage costs and account fees associated with the uranium holdings. The storage cost amounts include the prepayment of storage costs on 2.1 million pounds U3O8 for the period up to the end of December 2023.

MANAGEMENT’S DISCUSSION & ANALYSIS

(in thousands)	2021 BUDGET	CURRENT 2021 OUTLOOK(3)	Actual to March 31, 2021(2)
Mining Segment
Mineral Sales	3,709	3,709	-
Development & Operations	(4,972)	(4,972)	(543)
Exploration	(4,178)	(4,178)	(1,602)
Evaluation	(19,413)	(19,413)	(2,752)
	(24,854)	(24,854)	(4,897)
Closed Mines Segment
Closed Mines Environmental Services	964	964	212
	964	964	212
Corporate and Other Segment
UPC Management Services	2,536	6,639	615
Corporate Administration & Other	(5,444)	(6,854)	(2,228)
	(2,908)	(215)	(1,608)
Total(1)	$ (26,798)	$ (24,105)	$ (6,293)
Notes:
1.
Only material operations shown.
2.
The budget is prepared on a cash basis. As a result, actual amounts represent a non-GAAP measure. Compared to segment loss as presented in the Company’s unaudited interim consolidated financial statements for the three months ended March 31, 2021, actual amounts reported above excludes $166,000 net impact of non-cash items and other adjustments.
3.
Does not include the cash outflows to purchase 2.5 million pounds of U3O8 at a weighted average price of US$29.61.

ADDITIONAL INFORMATION

QUALIFIED PERSON

David Bronkhorst, P.Eng., Denison’s Vice President Operations, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s evaluation programs.
Andy Yackulic, P.Geo., Denison’s Director Exploration, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s exploration programs.
For more information regarding each of Denison’s material projects discussed herein, you are encouraged to refer to the applicable technical reports available on the Company’s website and under the Company’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml):

●
For the Wheeler River project, the ‘Prefeasibility Study Report for the Wheeler River Uranium Project Saskatchewan, Canada’ dated October 30, 2018;

●
For the Waterbury Lake project, ‘Preliminary Economic Assessment for the Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada’ with an effective date of October 30, 2020;

●
For the Midwest project, ‘Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada’ dated March 26, 2018; and

●
For the McClean Lake project, (A) the ‘Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada’ dated November 21, 2005, as revised February 16, 2006, (B) the ‘Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada’ dated March 31, 2006, and (C) the ‘Technical Report on the Mineral Resource Estimate for the McClean North Uranium Deposits, Saskatchewan’ dated January 31, 2007.

MANAGEMENT’S DISCUSSION & ANALYSIS

ASSAY PROCEDURES AND DATA VERIFICATION

The Company reports preliminary radiometric equivalent grades (‘eU3O8’), derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the Saskatchewan Research Council (‘SRC’) Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (‘ppm’) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures please see Denison's Annual Information Form dated March 13, 2020 available on the Company’s website and filed under the Company's profile on SEDAR (www.sedar.com) and in its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: Denison’s plans and objectives for 2021 and beyond, including the proposed use of proceeds of recent equity financings; the benefits to be derived from corporate transactions, including commitments to acquire physical uranium, and estimates of related expenditures, such as projected increases in uranium storage costs; the estimates of Denison's mineral reserves and mineral resources; exploration, development and expansion plans and objectives, including Denison’s planned engineering, environmental assessment and other evaluation programs, the results of, and estimates and assumptions within, the PFS, and statements regarding anticipated budgets, fees, expenditures and timelines; expectations regarding Denison’s community engagement activities and related agreements, including the Participation and Funding Agreement and Exploration Agreement with ERFN and the anticipated continuity thereof; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through acquisitions or exploration; expectations regarding the toll milling of Cigar Lake ores, including the impacts of COVID-19; expectations regarding revenues and expenditures from its Closed Mines operations; expectations regarding revenues from the UPC management contract, the UPC Transaction and the termination of the MSA in connection with the closing of UPC Transaction; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results of the Denison’s studies, including the PFS, trade-off study, and field work, may not be maintained after further testing or be representative of actual mining plans for the Phoenix deposit after further design and studies are completed. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and development work at Wheeler River or other projects or its exploration plans if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.) or operations are otherwise affected by COVID-19 and its potentially far-reaching impacts. The UPC Transaction may not be completed or, if completed, may not be on the terms described herein and/or the termination payment may be materially different than the amount stated herein.

Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 26, 2021 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

MANAGEMENT’S DISCUSSION & ANALYSIS

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Probable Mineral Reserves: This MD&A may use the terms 'measured', 'indicated' and 'inferred' mineral resources. United States investors are advised that while such terms have been prepared in accordance with the definition standards on mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 Mineral Disclosure Standards (‘NI 43-101’) and are recognized and required by Canadian regulations, these terms are not defined under Industry Guide 7 under the United States Securities Act and, until recently, have not been permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission (‘SEC’). 'Inferred mineral resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.  In addition, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” for the purposes of NI 43-101 differ from the definitions and allowable usage in Industry Guide 7.

Effective February 2019, the SEC adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act and as a result, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101. However, information regarding mineral resources or mineral reserves in Denison’s disclosure may not be comparable to similar information made public by United States companies.